

newgold
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NEW GOLD ACHIEVES 2025 PRODUCTION GUIDANCE

Production Targets Achieved Across All Operations; Consolidated Full Year Free Cash Flow Generation Surpasses $530 Million in 2025

(All amounts are in U.S. dollars unless otherwise indicated)

January 15, 2026 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and full year operational results for the Company for the three months and year ended December 31, 2025. Fourth quarter production[1] was 107,778 ounces of gold and 11.0 million pounds of copper. The strong quarterly results delivered quarterly free cash flow[2] of $240 million.

Strong Operational Exit to 2025 with Growth Initiatives Well Positioned Entering 2026

"New Gold delivered as planned in the fourth quarter, allowing the Company to achieve its 2025 Strategic Goals set out at our Technical Session at the start of the year. We delivered on our 2025 production guidance with incredible commitment to health and safety. The total recordable injury frequency rate[3] (TRIFR) was 0.65 for the year, a reduction of 10% compared to the prior year, achieving the lowest ever recorded consolidated TRIFR for the Company," stated Patrick Godin, President & CEO. "Rainy River delivered another standout quarter of free cash flow generation, surpassing the previous record set in the third quarter, leading to the Company generating over $532 million in free cash flow in a year that prioritized ramping up growth initiatives."

"Growth initiatives continued to make tremendous progress towards completion during the fourth quarter. New Afton's C-Zone cave construction remains on track for completion in early-2026. Rainy River underground saw a 45% improvement quarter-over-quarter in development rates in the fourth quarter, driven by all business improvement initiatives outlined in the third quarter. New Gold operations remain well positioned to deliver another strong year in 2026," added Mr. Godin.

- Fourth quarter 2025 consolidated production was 107,778 ounces of gold and 11.0 million pounds of copper. Full year consolidated production was 353,772 ounces of gold and 50.1 million pounds of copper, achieving the consolidated guidance ranges of 325,000 to 365,000 ounces of gold and 50 to 60 million pounds of copper, respectively.

- New Afton fourth quarter production was 13,355 ounces of gold and 11.0 million pounds of copper. Full year production was 63,536 ounces of gold and 50.1 million pounds of copper, achieving the production guidance ranges of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively.

- Rainy River fourth quarter production was 94,423 ounces of gold. Full year production was 290,236 ounces of gold, achieving the top end of the production guidance range of 265,000 to 295,000 ounces.

- During the fourth quarter, the Company generated free cash flow[2] of $240 million after investing over $67 million in total capital. For the full year 2025, the Company generated $532 million in free cash flow[2] after investing over $310 million in total capital, which included growth capital involved with ramping up C-Zone production at New Afton and advancing Rainy River underground Main. Cash generated from operations was $327 million and $898 million for the quarter and full year, respectively.

- For the full year 2025, consolidated exploration expense totaled $38 million, consisting of over 126,000 metres drilled. 2025 exploration investment was approximately 27% higher than the initial $30 million guidance for the year, as the Company increased the budget and scope throughout the year to follow up on successful exploration targets.



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Operational Highlights

Consolidated	Q4 2025	FY 2025	2025 Guidance
Gold production (ounces) [1]	107,778	353,772	325,000 - 365,000
Gold sold (ounces) [1]	104,886	350,127	-
Copper production (Mlbs) [1]	11.0	50.1	50 - 60
Copper sold (Mlbs) [1]	10.3	48.2	-

New Afton Mine	Q4 2025	FY 2025	2025 Guidance
Gold production (ounces) [1]	13,355	63,536	60,000 - 70,000
Gold sold (ounces) [1]	12,654	62,693	-
Copper production (Mlbs) [1]	11.0	50.1	50 - 60
Copper sold (Mlbs) [1]	10.3	48.2	-

Rainy River Mine	Q4 2025	FY 2025	2025 Guidance
Gold production (ounces) [1]	94,423	290,236	265,000 - 295,000
Gold sold (ounces) [1]	92,232	287,434	-

Operating Key Performance Indicators

New Afton Mine	Q4 2025	Q4 2024	FY 2025	FY 2024
Tonnes mined per day (ore and waste)	11,147	11,890	11,904	10,616
Tonnes milled per calendar day	10,984	13,189	12,176	11,439
Gold grade milled (g/t)	0.47	0.58	0.52	0.61
Gold recovery (%)	87	85	86	87
Copper grade milled (%)	0.54	0.62	0.57	0.65
Copper recovery (%)	92	87	89	89
Gold production (ounces)	13,355	19,652	63,536	72,609
Copper production (Mlbs)	11.0	14.5	50.1	54.0



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Rainy River Mine	Q4 2025	Q4 2024	FY 2025	FY 2024
Open Pit Only				
Tonnes mined per day (ore and waste)	**84,512**	75,644	**86,663**	91,895
Ore tonnes mined per day	**47,181**	21,774	**28,304**	20,092
Operating waste tonnes per day	**16,610**	53,870	**29,805**	53,443
Capitalized waste tonnes per day	**20,721**	-	**28,553**	18,361
Total waste tonnes per day	**37,331**	53,870	**58,358**	71,803
Strip ratio (waste:ore)	**0.79**	2.47	**2.06**	3.57
Underground Only				
Ore tonnes mined per day	**2,170**	1,068	**1,505**	834
Waste tonnes mined per day	**2,213**	1,506	**1,770**	1,251
Lateral development (metres)	**2,941**	1,602	**8,662**	5,235
Open Pit and Underground				
Tonnes milled per calendar day	**26,480**	22,656	**25,294**	24,563
Gold grade milled (g/t)	**1.29**	0.97	**1.05**	0.85
Gold recovery (%)	**94**	93	**93**	92

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com



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1. Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

2. "Free cash flow" is a non-GAAP financial performance measure. These measures do not have any standardized meaning under IFRS Accounting Standards, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more details about this measure, please see "Non-GAAP Financial Performance Measures" below.

3. Total Recordable Injury Frequency Rate (TRIFR) is calculated as recorded incidents × 200,000 / total number of hours worked.

Non-GAAP Financial Performance Measures

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards .

	Three months ended December 31		Twelve months ended December 31	
(in millions of U.S. dollars)	**2025**	**2024**	**2025**	**2024**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	327	110	898	393
Less: Mining interest capital expenditures	(68)	(75)	(310)	(271)
Less: Lease payments	(1)	(2)	(5)	(3)
Less: Cash settlement of non-current derivative financial liabilities	(18)	(11)	(51)	(34)
Free Cash Flow	240	22	532	85

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations that it is well positioned to deliver another strong year in 2026; the Company successfully completing and achieving all growth initiatives; and the expectation that New Afton's C-Zone cave construction will complete in early 2026.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information contained in this news release has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia. Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects.